UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ABIOMED, Inc.

(Name of Subject Company)

ABIOMED, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

003654100

(CUSIP Number of Class of Securities)

Marc A. Began

Executive Vice President, General Counsel and Secretary

ABIOMED, Inc.

22 Cherry Hill Dr.

Danvers, Massachusetts 01923

(978) 646-1400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert W. Downes

Matthew G. Hurd

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2022 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by ABIOMED, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Athos Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub and Parent with the SEC on November 18, 2022, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price per Share of (i) $380.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Cash Amount”), plus (ii) one non-tradeable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive contingent payments of up to $35.00 per Share, in cash, without interest and less any required withholding taxes, in the aggregate, upon the achievement of specified milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2022, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 4. The Solicitation or Recommendation.

Item 4 (“The Solicitation or Recommendation”) is hereby amended and supplemented as follows:

The 45th paragraph under the section titled “Background of the Offer and the Merger” is hereby amended as follows:

“Also on October 28, 2022, certain representatives of senior management of the Company, including Mr. Minogue and Mr. Greenfield, Executive Vice President and Chief Commercial Officer of the Company, engaged representatives of Simpson Thacher & Bartlett LLP (“Simpson”) to negotiate on their behalf with respect to certain letter agreements regarding, among other things, ~~change in control payments~~ the executive’s post-closing role with the Company and severance and retention agreements. Between October 28, 2022 and October 31, 2022, representatives of Simpson and Cravath exchanged drafts of ~~such~~ Mr. Minogue’s and Mr. Greenfield’s letter agreements, at which time the Company and representatives of senior management entered into such letter agreements, which are described in more detail in the section “ —Executive Change of Control Agreements and Other Agreements” below.”

The second sentence in the first paragraph under the section titled “Projected Financial Information” is hereby amended as follows:

“However, in connection with the Company’s exploration of strategic opportunities as described in more detail in the section “ —Background of the Offer and the Merger” above, the Company’s senior management prepared certain non-public, unaudited ~~risk-adjusted~~ prospective financial information for fiscal years 2023 through 2032 (the “Company Management Projections”).”

The “Company Management Projections” table under the section titled “Projected Financial Information” is hereby amended and restated by deleting the table in its entirety and replacing it with the following table:

Company Management Projections

Company Fiscal Year	Q3-4 ‘23E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue(1)	$602	$1,333	$1,643	$2,261	$2,945	$3,520	$4,048	$4,533	$4,942	$5,337
Adjusted EBITDA(2)	$158	$306	$460	$724	$1,018	$1,301	$1,517	$1,722	$1,902	$2,081
Adjusted Operating Income(3)	$143	$272	$418	$673	$957	$1,232	$1,437	$1,633	$1,805	$1,977
NOPAT(4)	$110	$204	$313	$505	$718	$924	$1,078	$1,225	$1,354	$1,483
Unlevered Free Cash Flow(5)	$76	$153	$242	$379	$560	$756	$897	$1,032	$1,156	$1,273

(1)	Assumes completion of the Company’s STEMI DTUTM and PROTECT IV study in the Company’s fiscal year 2025 and completion of the Company’s RECOVER IV study in the Company’s fiscal year 2026.
(2)	“Adjusted EBITDA” is a non-GAAP measure defined as earnings before interest, taxes, depreciation and amortization, as adjusted to exclude special charges.
(3)	“Adjusted Operating Income” is a non-GAAP measure defined as gross profit less operating expenses, as adjusted to exclude special charges.
(4)	“NOPAT” is a non-GAAP measure defined as Adjusted Operating Income, less taxes.
(5)

“Unlevered Free Cash Flow” is a non-GAAP measure calculated as Adjusted Operating Income, less taxes, plus depreciation and amortization, less capital expenditures, and less increases in net working capital.

The bolded language is added to the second sentence of the first paragraph under the section titled “Opinion of the Company’s Financial Advisor – Illustrative Discounted Cash Flows” as follows:

“Using mid-year convention for cash flows and discount rates ranging from 11.5% to 13.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2022 (i) estimates of unlevered free cash flow for the Company for the period from October 1, 2022 to March 31, 2032, as reflected in the Company Management Projections and (ii) a range of illustrative terminal values for the Company as of March 31, 2032, calculated by applying a range of exit multiples of 16.0x to 20.0x to the Company’s estimated next twelve months (“NTM”) EBITDA of $2,248 million as reflected in the Company Management Projections (which analysis implied perpetuity growth rates ranging from 7.4% to 9.6%).”

The bolded language is added to the second sentence of the last paragraph under the section titled “Opinion of the Company’s Financial Advisor – Illustrative Discounted Cash Flows” as follows:

“Goldman Sachs then added to the ranges of illustrative enterprise values it derived for the Company the net cash (defined as cash less debt) of the Company as of September 30, 2022, of $937 million, as provided by the management of the Company and approved for Goldman Sachs’ use by the management of the Company, to derive a range of illustrative equity values for the Company.”

The bolded language is added to the last sentence of the last paragraph under the section titled “Opinion of the Company’s Financial Advisor – Illustrative Discounted Cash Flows” as follows:

“Goldman Sachs then divided the range of illustrative equity values it derived for the Company by the total number of fully diluted Shares outstanding as of October 28, 2022, the range of which was approximately 45.97 million to approximately 46.04 million, calculated using the treasury stock method based on information provided by the Company’s management, to derive a range of illustrative present values per Share of $334 to $441, rounded to the nearest dollar.”

The bolded language is added to the second to last sentence of the second paragraph under the section titled “Opinion of the Company’s Financial Advisor – Illustrative Present Value of Future Share Price Analyses” as follows:

“Goldman Sachs then added to the resulting range of implied enterprise values as of March 31 of each applicable year the estimated net cash (defined as cash less debt) of the Company as of March 31 of each applicable year, of $1,020 million, $1,247 million and $1,576 million respectively, as provided by the management of the Company and approved for Goldman Sachs’ use by the management of the Company and approved for Goldman Sachs’ use by the management of the Company, to derive a range of illustrative equity values for the Company as of March 31, 2023, 2024 and 2025.”

The bolded language is added to the last sentence of the second paragraph under the section titled “Opinion of the Company’s Financial Advisor – Illustrative Present Value of Future Share Price Analyses” as follows:

“Goldman Sachs then divided the results by the estimated total number of fully diluted Shares outstanding as of March 31 of each applicable year, of approximately 45.9 million, 46.0 million and 46.1 million, respectively, based on a NTM EV/Revenue multiple of 8.7x, calculated using the treasury stock method based on information provided by the Company’s management, to derive a range of implied future equity values per Share.”

The bolded language is added to the last sentence of the last paragraph under the section titled “Opinion of the Company’s Financial Advisor – Selected Precedent Transactions Analysis” as follows:

“Goldman Sachs then divided the range of illustrative equity values it derived for the Company by the total number of fully diluted Shares outstanding as of October 28, 2022, the range of which was approximately 45.87 million to approximately 45.93 million, calculated using the treasury stock method based on information provided by the management of the Company and approved for Goldman Sachs’ use by the Company, to derive a reference range of implied per Share value of $189 to $285, rounded to the nearest dollar.”

The second to last sentence of the fifth paragraph under the section titled “Opinion of the Company’s Financial Advisor – General” is hereby deleted in its entirety and replaced with the following sentence:

“During the two-year period ended October 31, 2022, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Parent or its affiliates of approximately $130,000.”

Item 8. Additional Information

Item 8 (“Additional Information”) is hereby amended and supplemented as follows:

The third paragraph under the section “Regulatory Approvals – Antitrust Compliance – United States Antitrust Laws” is hereby amended as follows:

“The waiting period under the HSR Act for the purchase of Shares in the Offer may not be completed until the expiration or termination of a 30-calendar day waiting period (or if the date of expiration is not a business day, the next business day after such date), which begins when Parent, on behalf of Merger Sub, has filed a Premerger Notification Report Form (the “HSR Notification”) with the FTC and the DOJ. If the 30-calendar day waiting period expires on a federal holiday or weekend, the waiting period is automatically extended until 11:59 p.m., Eastern Time, the next business day. The Company and Parent each filed an HSR Notification with the FTC and the DOJ in connection with the purchase of Shares in the Offer and the Merger on November 7, 2022. ~~and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., Eastern Time, on December 7, 2022, unless earlier terminated by the FTC and the DOJ, or later, if Parent, with the consent of the Company, elects to~~

~~withdraw and re-submit its HSR Notification, or the FTC or the DOJ issues a request for additional information and documentary material (a “Second Request”) prior to that time. If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe an additional 30-day waiting period, which would begin to run only after Parent has substantially complied with the Second Request, unless the waiting period is terminated earlier. After that time, consummation of the Merger may be delayed by court order (through an injunction preventing the closing) or with the mutual written consent of Parent and the Company. The Merger will not require an additional filing under the HSR Act if Merger Sub owns at least 50% of the outstanding Shares at the time of the Merger (which Merger Sub expects to be the case if the Offer is consummated, given the Minimum Condition) and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.~~ The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time on December 7, 2022, and there is no voluntary agreement between Parent and Company, on the one hand, and the FTC or the DOJ, on the other hand, pursuant to which the parties have agreed not to consummate the Offer or the Merger.”

The bolded language is added to the first paragraph under the section “Regulatory Approvals – Antitrust Compliance – German Antitrust Laws” as follows:

“The Act Against Restraint of Competition requires Parent to file a notification with the Federal Cartel Office (“FCO”) and provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO notified Parent within one month of submission of the complete notification that the conditions for a prohibition of the concentration are not satisfied or a one-month waiting period from the submission of the complete notification has expired without the FCO initiating an in-depth investigation. Parent filed a notification with the FCO on November 18, 2022. In the event of an in-depth investigation, the acquisition of Shares pursuant to the Offer may not be consummated unless the FCO approves the transaction or the FCO has not prohibited the concentration by a decision within a waiting period of five months from submission of a complete notification to the FCO (subject to extension).”

The bolded language is added to the first paragraph under the section “Regulatory Approvals – Antitrust Compliance – Austrian Antitrust Laws” as follows:

“Parent is required to file a notification with the Federal Competition Authority (“FCA”) under the Austrian Cartel Act, which provides that the acquisition of Shares pursuant to the Offer may not be consummated unless the right to apply for an in-depth investigation of the transaction is waived or the four-week waiting period (possibly extended to six-week) from submission of a complete notification to the FCA has expired without a request for an in-depth investigation. Parent filed a notification with the FCA on November 18, 2022. In the event an in-depth investigation is requested, the acquisition of Shares pursuant to the Offer may not be consummated unless the Austrian Cartel Court or the Austrian Supreme Cartel Court, as the case may be, has dismissed the request, declared that the concentration will not be prohibited, or discontinued the investigation proceedings.”

The bolded language is added to the first paragraph under the section “Regulatory Approvals – Antitrust Compliance – Japanese Antitrust Laws” as follows:

“The Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) requires Parent to file a notification with the Japan Fair Trade Commission (“JFTC”), and the Transaction may not be consummated unless (a) the 30-calendar day waiting period from the date of acceptance of the notification has elapsed without a written notice from the JFTC that notifies Parent of the initiation of an in-depth investigation (in which case a Phase II review is opened for the longer of: (i) 120 calendar days from the date of receipt of the initial filing or (ii) 90-calendar days from the date of the JFTC’s complete acceptance of the additionally requested information) or (b) the JFTC issues a written notice to the effect that the JFTC does not intend to issue a cease and desist order as well as another written notice to the effect that the JFTC shortens the 30-calendar day waiting period applicable to the notification. Parent filed a notification with the JFTC on November 28, 2022, together with a request to accelerate the formal review period.”

The paragraph under the section titled “Legal Proceedings” is hereby amended and restated by deleting the paragraph in its entirety and replacing it with the following paragraph:

“On November 16, 2022, Ryan O’Dell, an alleged stockholder of the Company, filed a lawsuit against the Company and its directors in the United States District Court for the Southern District of New York, captioned O’Dell v. ABIOMED, Inc. et al., Case No. 1:21-cv-9757 (the “O’Dell Complaint”). The O’Dell Complaint alleges that the Company and its directors violated federal securities laws by filing a materially incomplete and misleading Solicitation/Recommendation Statement on Schedule 14D-9. The O’Dell Complaint seeks, among other things, (1) injunctive relief enjoining the Company, its directors and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed Transactions with Parent unless and until the alleged omitted material information has been disclosed; (2) rescission of the Merger Agreement or any of its terms to the extent implemented or rescissory damages; (3) damages; (4) an award of plaintiff’s costs and disbursements, including reasonable attorneys’ and expert fees and expenses; and (5) other equitable relief.

On November 17, 2022, Catherine Coffman, an alleged stockholder of the Company, filed a lawsuit against the Company and its directors in the United States District Court for the Southern District of New York, captioned Coffman v. ABIOMED, Inc. et al., Case No. 1:22-cv-09807 (the “Coffman Complaint”). The Coffman Complaint alleges that the Company and its directors violated federal securities laws by filing a materially incomplete and misleading Solicitation/Recommendation Statement on Schedule 14D-9. The Coffman Complaint seeks, among other things, (1) injunctive relief enjoining the Company, its directors and all persons acting in concert with them from proceeding with, consummating or closing the proposed Transactions with Parent, including the expiration of the Offer, unless and until the alleged omitted material information has been disclosed; (2) rescission of the proposed Transactions with Parent to the extent it is consummated or rescissory damages; (3) a declaration that defendants file a recommendation statement that does not contain any untrue statements of material fact; (4) an award of the costs of the action, including reasonable allowance for attorneys’ and experts’ fees; and (5) other equitable relief.

On November 18, 2022, Matthew Jones, an alleged stockholder of the Company, filed a lawsuit against the Company and its directors in the United States District Court for the District of Delaware, captioned Jones v. ABIOMED, Inc. et al., Case No. 1:22-cv-01507-UNA (the “Jones Complaint”) and together with the O’Dell Complaint and the Coffman Complaint, the “Complaints”). The Jones Complaint alleges that the Company and its directors violated federal securities laws by filing a materially incomplete and misleading Solicitation/Recommendation Statement on Schedule 14D-9. The Jones Complaint seeks, among other things, (1) injunctive relief enjoining the Company, its directors and all persons acting in concert with them from proceeding with, consummating or closing the proposed Transactions with Parent and any vote on such Transactions unless and until the alleged omitted material information has been disclosed; (2) rescission of the proposed Transactions with Parent to the extent it is consummated or rescissory damages; (3) a declaration that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act; (4) an award of the costs of the action, including reasonable allowance for attorneys’ and expert fees; and (5) other equitable relief.

In addition to the Complaints, the Company has received eight demand letters and one draft complaint from purported Company stockholders raising similar claims in connection with the disclosures associated with the proposed Transactions (collectively, the “Demand Letters”).

The defendants believe that the allegations and claims asserted in the foregoing Complaints and Demand Letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. It is possible that additional, similar complaints or demand letters may be filed against, or received by, the Company or that the Complaints or Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABIOMED, Inc.

By:	/s/ Marc A. Began
Name:	Marc A. Began
Title:	Executive Vice President, General Counsel and Secretary

Dated: December 8, 2022